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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                           ENCORE MEDICAL CORPORATION
                              (Name of the Issuer)

                           ENCORE MEDICAL CORPORATION
                      (Name of Person(s) Filing Statement)

                                 $7.00 WARRANTS
                        RIGHTS TO ACQUIRE $7.00 WARRANTS
                         (Title of Class of Securities)

                                   29256E125
                      (CUSIP Number of Class of Securities)

                               HARRY L. ZIMMERMAN,
                  VICE PRESIDENT - LEGAL AFFAIRS AND SECRETARY
                                9800 METRIC BLVD.
                               AUSTIN, TEXAS 78758
                                 (512) 832-9500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:
                                 RICHARD S. ROTH
                              JACKSON WALKER L.L.P.
                           1100 LOUISIANA, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 752-4200

                                 DECEMBER 2, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE


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TRANSACTION VALUATION(1)                                AMOUNT OF FILING FEE(2)
$418,487.00                                                              $84.00
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(1)      Estimated solely for purposes of calculating the filing fee. Assumes purchase of all 1,228,728 outstanding warrants at $0.25 per warrant and all outstanding rights to acquire 445,220 warrants at $0.25 per each warrant acquirable upon exercise of a right.

(2) Calculated according to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, based upon the transaction valuation multiplied by one fiftieth of one percent.






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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:   ____________
         Form or Registration No.: ____________
         Filing Party:             ____________
         Date Filed:               ____________

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ITEM 1.      SECURITY AND ISSUER.

(a) The name of the issuer is Encore Medical Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9800 Metric Blvd., Austin, Texas 78758, telephone number
             (512) 832-9500.

(b) The information set forth in the front cover page, "Introduction," "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Section 4. Expiration Date; Extension of the Offer" and "Section 12. Transactions and Arrangements Concerning the Warrants and Rights" of the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1) (the "Offer to Purchase"), is incorporated herein by reference.

(c) The information set forth in the front cover page, "Introduction," "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 9. Price Range of Common Stock" of the Offer to Purchase is incorporated herein by reference.

(d)          This statement is being filed by the issuer.

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(j) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

             The information set forth in "Section 12. Transactions and Arrangements Concerning the Warrants and Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

             The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Section 12. Transactions and Arrangements Concerning the Warrants and Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

             The information set forth in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

(a)-(b) The information set forth in "Section 10. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

(a) The information set forth in "Section 12. Transactions and Arrangements Concerning the Warrants and Rights" of the Offer to Purchase is incorporated herein by reference.

(b)          The information set forth in "Section 3. Certain Legal Matters;
             Regulatory and Foreign Approvals; No Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.




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(c)          The information set forth in "Section 1. Purpose of the Offer;
             Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase is incorporated herein by reference.

(d)          Not applicable.

(e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)       Offer to Purchase dated December 2, 1998.

(a)(2)       Letter of Transmittal.

(b)          None.

(c)          None.

(d)          None.

(e)          None.

(f)          None.


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 1998
                                            ENCORE MEDICAL CORPORATION,
                                            a Delaware Corporation



                                              /s/ Nick Cindrich
                                             ----------------------------------
                                              Nick Cindrich
                                              Chief Executive Officer




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                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION
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(a)(1)            Offer to Purchase dated December 2, 1998.
(a)(2)            Letter of Transmittal.









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